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                                                                    EXHIBIT 12.2

                                   ONEOK, INC.
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                                         YEARS ENDED                            YEARS ENDED
                                                                         DECEMBER 31,                            AUGUST 31,
                                                        -------------------------------------------     ----------------------------
(Unaudited)                                                 2002            2001            2000            1999          1998
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                                                                                  (Thousands of Dollars)
Fixed Charges, as defined
  Interest on long-term debt                            $     87,933    $    109,229    $    90,027     $    37,087    $    30,846
  Other interest                                              10,523          27,454         24,775          14,440          3,723
  Amortization of debt discount and expense                    7,949           3,475          3,828           1,282            506
  Interest on lease agreements                                 8,878           5,698          3,497           2,604          2,325
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    Total Fixed Charges                                      115,283         145,856        122,127          55,413         37,400
Preferred dividend requirements                               60,820          59,839         59,839          61,061         44,228
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Total fixed charges and
  preferred dividend requirements                       $    176,103    $    205,695    $   181,966     $   116,474    $    81,628
====================================================================================================================================
Earnings before income taxes and
 income from equity investees                           $    258,095    $    108,218    $   220,324     $   160,032    $   160,053
Total fixed charges                                          115,283         145,856        122,127          55,413         37,400
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Earnings available for combined fixed charges and
 preferred stock dividend requirements                  $    373,378    $    254,074    $   342,451     $   215,445    $   197,453
====================================================================================================================================
Ratio of Earnings to combined fixed charges and
 preferred stock dividend requirements                          2.12x           1.24x          1.88x           1.85x          2.42x
====================================================================================================================================

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, "earnings" consists of income from continuing operations before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.